UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One)
☒	Form 10-K	☐	Transition Report on Form 10-K
☐	Form 20-F	☐	Transition Report on Form 20-F
☐	Form 11-K	☐	Transition Report on Form 11-K
☐	Form 10-Q	☐	Transition Report on Form 10-Q
☐	Form 10-D	☐	Transition Report on Form N-SAR
☐	Form N-SAR
☐	Form N-CSR

For Period Ended:	June 30, 2015	For the Transition Period:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ECO BUILDING PRODUCTS, INC.
Full Name of Registrant

_______________________
Former Name If Applicable

909 West Vista Way
Address of Principle Executive Office (Street and Number)

Vista, CA 92083
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s annual report could not be filed within the prescribed time period due to the Registrant requiring additional time to prepare and review the annual report for the year ended June 30, 2015. Such delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

1)	Name and telephone number of persons to contact in regard to this notification.

Tom Comery	(760)	732-5826
(Name)	(Area Code)	(Telephone Number)

2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

ECO BUILDING PRODUCTS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2015	By:	/s/ Tom Comery
Tom Comery
President and CEO Director
(Principal Executive Officer)